Update: Basquiat Outperformed the S&P by This Much

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Masterworks <notification@masterworks.com>

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Hi Sam,

Want to know why we continually buy into Basquiat's market with offerings like this one? It's because his market has been elite: he's been the top-selling contemporary artist at auction for four years straight, with more than $900 million in sales.

And it's not just private collectors driving the hype. From 1996 to May 2024, Basquiat's works have appreciated at a median rate of 17% per year across 100 repeat sales, according to our data. For comparison, the S&P 500 returned about 7.2% annually over that same stretch.


Basquiat's Market
S&P 500
20
15
10
5
0
Annual Price Appreciation

Masterworks Illustration. Graphic reflects Jean-Michel Basquiat median repeat sale pair appreciation v.s. S&P annualized return from 1984-2023. Art sales price data and metrics are used for comparative modeling and illustrative purposes only. See disclosures for limitations on asset class comparisons.

That brings us to *Made in Japan II* – a powerful Basquiat from 1982. It's the same golden year that produced 7 of his 10 highest-selling paintings at auction, featuring differences in scale and subject. It's our newest offering, and available for public investment for the first time.

If you're looking to diversify beyond equities, this Basquiat is worth considering.

Invest here and view offering circular below.

Thanks,

The Masterworks Team

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M A S T E R W O R K S

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Median Repeat Sale Pair Appreciation reflects the median annualized price appreciation rate of artworks in the main medium of an artist that have sold at least twice at public auction, known as "repeat sales". These can be used to measure the historical appreciation of an artists market. Analysis of repeat sales can be useful because repeat sale data reflects price changes for the same works, which reduces the selection bias inherent in looking at a select set of similar works. There are significant limitations to comparative asset class data. Indices are unmanaged and a Masterworks investor cannot invest directly in an index. Masterworks often uses art market price data to compare art pricing trends to other asset classes, such as stock, bonds, real estate, gold and other assets. While Masterworks believes these comparisons can be useful to help potential investors discern long term trends in these asset classes, there are significant limitations to the utility of such comparative data, particularly over shorter time periods, and potential investors are cautioned not to place undue reliance on such data. For example, many asset categories are far more liquid than artwork. Whereas exchange traded stocks, commodities and precious metals are priced continuously in real time, art prices upon which data is available (i.e. public auctions) are updated only on limited occasions during select months of the year when public auctions are held. As a result, these asset categories may appear to be more volatile than art and will react more quickly to events and market forces than art prices.

'Top expensive paintings from 1982' not included in set of similar sales to live offering. Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.